1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

DOUGLAS P. DICK

douglas.dick@dechert.com +1 202 261 3305 Direct +1 949 681 8647 Fax

November 14, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:	PIMCO ETF Trust (File No. 811-22250)

Ladies and Gentlemen:

Enclosed for filing on behalf of PIMCO ETF Trust (“Trust”), a newly organized open-end management investment company, is the Trust’s initial registration statement under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”) on Form N-1A (“Registration Statement”). The Trust also has separately filed a Notification of Registration under the 1940 Act on Form N-8A.

The Trust will operate as an “exchange traded fund” pursuant to exemptive relief or applicable rule adopted under the 1940 Act. The Registrant proposes to commence a public offering of the Trust’s shares on or about January 30, 2009. A review of the Registration Statement with this date in mind would be appreciated. Certain items required to be contained in the Registration Statement, including the exhibits thereto, will be completed and filed in a pre-effective amendment to the Registration Statement.

If you have any questions relating to this filing, please do not hesitate to contact me at 202.261.3305 or Adam T. Teufel at 202.261.3464.

Sincerely,

/s/ Douglas P. Dick

Douglas P. Dick

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